350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com www.ralaw.com

October 28, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Amanda Ravitz Assistant Director

Re:	Cyclone Power Technologies, Inc. Registration Statement on Form 10 Amended August 24, 2011 File No. 000-54449

Dear Ms. Ravitz:

The purpose of this letter is to provide the Company’s responses to the September 9, 2011 Comment Letter to Mr. Harry Schoell, Chairman and Chief Executive Officer of Cyclone Power Technologies, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Business Model, page 3

COMMENT 1.	You do not appear to have provided the expanded description of each of your engines that clearly describes such engines as requested in prior comment 4; therefore, we reissue the comment.

Response:	We have provided a table describing the three Cyclone engines in development.

COMMENT 2.
Refer to prior comment 5. Given your financial condition it is unclear how you determined that your agreement with Raytheon is in the ordinary course of your business. Please provide us with your legal analysis that shows how you reached that conclusion. Cite all authority on which you rely. In addition, please explain the reference to "Independent Research and Development contracts" and explain why you have not filed these agreements.

New York Cleveland Toledo Akron Columbus Cincinnati Washington, D.C. Tallahassee Orlando Fort Myers Naples Fort Lauderdale

United States Securities and Exchange Commission
October 28, 2011

Response:
Cyclone believes that the Raytheon purchase order is in the ordinary course of business.  Cyclone’s business objective is to design, develop and prototype engines for sale to customers. The Raytheon purchase order is in fact just that, a purchase order for multiple prototype engines. While the purchase order is worth approximately $400,000, Item 601(10)(ii) of the Securities Act of 1933, as amended, says that every contract that ordinarily accompany the kind of business conducted by the registrant and the subsidiaries “will be determined to have been made in the ordinary course of business and need not be filed unless it falls within one or more of” certain enumerated categories.  Our review of those categories is the basis for our determination that such contract need not be filed.  This is not a contract with the type of related parties referred to in item (A).  Nor is this an item in (C) contract calling for the acquisition or sale of property, plant or equipment.  Cyclone contends that it is not a contract on which the business is substantially dependent. Cyclone has, and will continue its operations without the purchase order, and there is no guarantee that this purchase order will lead to future business from Raytheon. The purchase order is not a “continuing contract” to sell the major part of its products or services or to purchase a major part of its requirements of goods, services or raw materials or any franchise or license . . . upon which the registrant’s business depends to a material extent.  Accordingly, the agreement need not be filed in this filing.

Disclosure regarding the Independent Research & Development contracts has been added. The Company has not filed these two contracts because they were completed in 2010, there are no further outstanding obligations of either party under them, and in the aggregate, they were not financially material to the Company’s operations (representing less than $50,000 in revenue in the aggregate).

COMMENT 3.	Disclose the total number of shares you have issued to Phoenix Power group under your agreement with them.

Response:	The total number of shares issued to Phoenix Power under their license agreement has been disclosed.

COMMENT 4.
Please tell us why you do not appear to have filed the license agreement with Advent Power Systems disclosed in the penultimate paragraph on page 3 as requested in our prior comment 6. Also, if that license agreement has a 20 year term, please tell us how the royalties are subject to further agreement of the parties. Refer to the applicable section of the agreement in your response.

Response:
The Company’s Technology License Agreement with Advent Power Systems Inc., has been filed as Exhibit 10.12.  Disclosure has been added regarding the royalties payable by Advent to Cyclone over the 20-year term of the agreement, as provided in Section 4.2 of that agreement.

United States Securities and Exchange Commission
October 28, 2011

COMMENT 5.	Please expand your disclosure of your sub-contractor agreement with Advent to describe the term and termination provisions.

Response:	Disclosure has been added regarding the term and termination of the Company’s sub-contractor agreement with Advent.

Development Status of Technology, page 4

COMMENT 6.
Please clarify whether your engines have ever undergone customer testing and if so, how many and with what result. Also disclose that there is no guarantee that your engines will successfully meet customer expectations.

Response:	Disclosure has been added regarding customer testing and the risk of meeting customer expectations.

Prototyping and Manufacturing, page 5

COMMENT 7.	Please provide your legal analysis for not filing your agreement with TopLine as an exhibit. Cite all authority on which you rely. In addition, disclose what TopLine's "actual costs" are.

Response:	The Company’s Letter of Understanding with TopLine has been filed as Exhibit 10.13. Additional disclosure has been added to explain TopLine’s “actual costs.”

Competitive Business Conditions, page 5

COMMENT 8.
Your response to comment 10 does not provide us with the requested independent objective support for your beliefs regarding your competitive position including your claims that your product is superior, more efficient, more compact, more powerful and less expensive than competing products; therefore, to that extent we reissue the comment.

Response:	In response to this comment, we have removed the column in the table that made claims about the competitive advantages of Cyclone’s technology.

United States Securities and Exchange Commission
October 28, 2011

Item 2. Management's Discussion and Analysis and Plan of Operation, page 16

Critical Accounting Policies, page 18

COMMENT 9.
We see your response to prior comment 17; however, the revised disclosure does not appear to make substantive disclosure about critical accounting policies. As previously noted, critical accounting policy disclosure is intended to describe the uncertainties, subjectivity and potential variability of those policies dependent on significant estimates and judgments. This disclosure should describe uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time, including specific disclosure about why accounting estimates or assumptions bear the risk of change. For instance, we note that you have made the judgmental determination that the grant date quoted market price of your stock is not its fair value for stock compensation purposes. Further, while you have no completed products or recurring revenue streams and a history of losses and cash flow deficits, you have made the judgmental determination that the carrying amount of your intangible assets is not impaired. Please appropriately expand..

Response:	In response to this comment, additional disclosure has been added to the critical accounting policies.

Item 5. Directors and Executive Officers, page 22

COMMENT 10.	Please address the last sentence of comment 25.

Response:	In response to this comment, we have removed reference to the Boating Magazine citation.

COMMENT 11.
We note you continue to refer to Harry Schoell's award as engineer of the year from Vapor Trails Magazine; however, we were unable to locate evidence for this award in the materials provided to us. Please advise.

Response:	In response to this comment, we have removed the Vapor Trails award reference.

Board of Advisors, page 24

COMMENT 12.	Given you do not appear to have provided information about the functions and powers of your board of advisors, we reissue prior comment 27.

Response:	Disclosure has been added regarding the functions and powers of the Company’s Board of Advisors.

United States Securities and Exchange Commission
October 28, 2011

Executive Compensation, page 26

COMMENT 13.	We note your revisions in response to prior comments 28 and 35. Please explain the relevance of footnote 1.0 to the valuation of equity awards to your employees listed in the table on page 26.

Response:	In response to this comment, we have removed reference to footnote 1.O.

Certain Relationships, page 28

COMMENT 14.
Given the agreement filed by you as Exhibit 10.7 does not appear to address the security interest granted to Harry Schoell described on page 28, please file as an exhibit the agreement that governs such security interest.

Response:	The Security Agreement with Schoell Marine has been added as Exhibit 10.14.

Recent Sales of Unregistered Securities, page 30

COMMENT 15.
Please expand your disclosure in the last two paragraphs on page 31 to clearly explain how the exemption under section 4(2) was available to you for sales of shares to your employees or customer. Cite all authority on which you rely.

Response:	Disclosure has been added in response to this comment.

Consolidated Financial Statements, page F-1

Unaudited Financial Statements for the Quarter Ended June 30, 2011

Consolidated Balance Sheets, page F-2

COMMENT 16.	Please delete the label "audited" from the column as of December 31, 2010. You may alternatively disclose that the balance sheet as of that date was derived from your audited financial statements.

Response:	In response to this comment, the word “audited” has been deleted from the Balance Sheet.

Consolidated Statements of Operations, page F-3

COMMENT 17.
Please explain to us how the statements of operations for the six and three months ended June 30, 2011 are identical. Similarly respond with respect to the statements of operations for the six and three months ended June 30, 2010, which are identical except for interest expense.

Response:	The Statement of Operations has been amended to correct an error in the Edgarizing process.

United States Securities and Exchange Commission
October 28, 2011

COMMENT 18.
We refer to your response to prior comment 42. You indicate that no loss was attributed to the non-controlling interest in your subsidiary because "the subsidiary is in the startup phase, has no income and recovery of the losses from the non-controlling interests is not guaranteed." Tell us how your attribution policy is appropriate under the guidance from FASB ASC 810-10-45-21.

Response:
The Company recognized the guidance of FASB ASC 810-10-45-20 and 21 requiring attribution of losses to the parent and non-controlling interests. However, the cumulative loss allocation is not material ($9,938), the subsidiary has no assets, the Company is not requiring the investors in the subsidiary to fund the proportionate share of losses, and recovery of the losses is not guaranteed. Therefore, no allocations were made. If an allocation of the losses were to be made, the Company would establish a $9,938 impairment provision to cover the risk of recovery, with the same net effect on the income statement. This is appropriate treatment under applicable FASB guidance.

Note 1. Organizational and Significant Accounting Policies, page F-6

COMMENT 19.
We refer to your response to prior comment 48. While we see that you added certain factual disclosure about the reverse merger, the revision does not address the accounting for the transaction. Accordingly, please clarify how you accounted for the reverse merger. For instance, if the transaction was accounted for as a recapitalization of Cyclone Technologies LLLP, please disclose that fact.

Response:	The note regarding the reverse merger has been revised to disclose that it was accounted for as a recapitalization of Cyclone, with all assets and liabilities recorded at historical cost.

Note 10. Stock Options and Warrants, page F-13

A. Common Stock Options, page F-13

COMMENT 20.	We refer to the revisions made in response to prior comment 55. Please expand to describe the terms and provisions of the cashless exercise feature referred to in your revised disclosure.

Response:	Disclosure has been added regarding the “cashless exercise” provisions of the applicable options.

United States Securities and Exchange Commission
October 28, 2011

B. Common Stock Warrants, page F-14

COMMENT 21.
We refer to your response to prior comment 58. With respect to the warrants issued in August 2010 and June 2011, please describe to us any provisions of the instruments that could lead changes in exercise prices or numbers of shares. Also, tell us whether the warrants provide for cashless exercise or include any redemption features.

Response:	Disclosure has been added regarding the anti-dilution, cashless exercise and redemption features of the applicable warrants.

Note 15. Penalty For Delayed Delivery of Product, page F-16

COMMENT 22.
Please disclose how you determined the fair value of the shares issued in payment of the penalty and disclose the terms of the restriction on the shares. Please also disclose how the accrual totaling $125,000 was measured.

Response:	Disclosure has been added regarding Phoenix Power contractual penalty payments, and accrual of the $125,000 in additional penalty payments.

Audited Financial Statements for the Years Ended December 31, 2010 and 2009

Note 1. Organizational and Significant Accounting Policies, page F-22

I. Revenue Recognition. page F-23

COMMENT 23.
We refer to your response to prior comment 50. Please provide us a table of the components of the balance sheet item "Deferred revenue and license deposits" as of June 30, 2011 and December 31, 2010. Please tie the components to the disclosures about the arrangements presented on pages 3 and 4 of your filing.

Response:	In response to this comment, the following table of deferred revenue and license deposits is being provided. This table ties to the contract descriptions provided on pages 3 and 4 of the filing.

	June 30,	Dec. 31,
	2011	2010
Great Wall Technologies	62,500	25,000
Phoenix Power Group	440,000	435,000
Renovalia Energy SA	250,000	250,000
	752,500	710,000

United States Securities and Exchange Commission
October 28, 2011

M. Stock-Based Compensation, page F-24

COMMENT 24.
We refer to your response to prior comment 52 and the assertion that the quoted market price of your stock is not a sufficient, reliable or readily determinable measure of fair value. Please explain to us the specific circumstances that you believe are necessary in order for the quoted market price to be representative of fair value of your common stock.

Response:
We have performed further analysis of the daily trading volume in our common stock on the OTC Market and determined that there has been sufficient activity to constitute an active market for our common stock.  Accordingly, we now consider the trading prices of our common stock to be Level 1 inputs within the Fair Value Hierarchy and have restated our financial statements, where necessary, to reflect the use of our quoted market price as the basis, without adjustment for limitations on transferability imposed by Rule 144, for estimating the fair value of equity instruments we have issued for services.  We have concluded that the quoted market price of our common stock is the most reliable and relevant measure of the fair value of our common stock.

COMMENT 25.
As a related matter, please describe to us all significant factors you considered in arriving at the 40% discount offered to cash purchasers of your shares. Also, with respect to common and preferred share issuances for cash in 2009, 2010 and to date in 2011, please clarify how many shares were issued to third parties and how many shares were issued to insiders and affiliates. Further, tell us how your valuation method for compensation purposes considers the relative magnitude of the number of shares traded on the pink sheets versus the number of shares sold for cash.

Response:
The 40% discount provided to cash purchasers of the Company’s common stock was determined by the Board of Directors to be a fair valuation based on negotiations with independent third party purchasers of the stock. Other market conditions were also considered, including the price and volume fluctuations in the Company’s stock, and the 12 month resale restriction (under Rule 144).  Furthermore, very few shares sold to third parties incurred any finder’s or placement agent fees; and therefore, virtually all funds raised were paid directly and immediately to the Company.  This fact differentiates the Company from many other Pink Sheet and OTC companies that typically have to offer a large discount plus pay upwards of 10% finder’s fees for the placement of their stock.

The following table illustrates the number of shares of common stock and preferred stock issued for services and sold for cash to insiders and unaffiliated third parties during the last three years.

United States Securities and Exchange Commission
October 28, 2011

	Common Stock		Preferred Stock
	Insiders	Third Parties	Insiders	Third Parties
Shares issued for services
2009	2,810,000	4,612,900	0	0
2010	800,001	4,827,780	0	4,500
2011 (June 30)	100,000	2,138,682	0	0

Shares sold for cash
2009	0	7,935,097	0	0
2010	0	2,062,222	0	141,000
2011 (June 30)	0	5,579,962	0	44,547

In valuing the Company’s stock for compensation purposes, in light of our response to comment 24 above, we have restated our financial statements, where necessary, to reflect the valuation of common stock issued for services based on the quoted market prices on the OTC Market without adjustment.

COMMENT 26.
Further, please help us understand the impact of your policy for valuing non-cash issuances of common stock on the financial statements. In that regard, please provide us a table with the following information for shares issued for services or to settle liabilities during 2009, 2010 and to date in 2011:

•	The date of grant (as that term is defined in the FASB Codification) and number of shares issued.

•	The quoted market price on the date of grant and the price used to value the shares for accounting purposes.

•	The date of the most recent cash sale to third parties, the number of shares sold and the price.

•	A quantification of the discount from grant date quoted market price used in recording the non-cash issuance.

•	A description of the nature and term of restrictions on resale.

Response:
In light of our response to comments 24 and 25, above, we have determined that the quoted trading price of our common stock on the OTC market without adjustment is the most reliable and relevant measure of fair value.  We have determined after further consideration that the restrictions imposed on the sale of our common stock issued for services by Rule 144 are not analogous to restrictions defined by Accounting Standards Codification Topic 718. Specifically, we concluded that the Rule 144 restrictions are more aptly described as a limitation on the population of potential purchasers of the common stock issued for services, rather than a restriction in the context of estimating the fair value of such shares of common stock.  Accordingly, we have modified our accounting policy to not require adjustment to the quoted trading prices of our common stock in estimating their fair value and restated our financial statements accordingly.

United States Securities and Exchange Commission
October 28, 2011

COMMENT 27.
In various footnotes in the annual and interim financial statements you refer to shares issued as being "restricted." As that notion can have various meanings, when you refer to shares as being "restricted" please also describe the nature and term of the restriction.

Response:	Disclosure regarding the word “restricted” has been added to explain that it refers to resale restrictions under Rule 144 of the Securities Act of 1933, unless otherwise noted.

N. Common Stock Purchase Warrants, page F-24

COMMENT 28.
We refer to your response to prior comment 53. We see that the notes to the interim and annual financial statements now disclose two different methods for valuing stock compensation for non-employee services. Please tell us whether there was, in fact, a change in method and how you have disclosed the change in method in the notes to your financial statements.

Response:	In response to this comment, we clarify that there has been no change in the method of valuing stock compensation. The footnotes have been revised accordingly.

Note 8. Preferred Stock. page F-28

COMMENT 29.
Please tell us the conversion prices of the preferred shares on the dates of issuance for the preferred shares sold in 2010 and 2011, the quoted market price of the underlying common shares on those dates and per share common stock fair value you used for accounting purposes on those dates. As a related matter, please tell us:

•	How you considered the guidance from FASB Codification Topic 815 in concluding that the preferred stock conversion feature was not subject to derivative accounting.

•
If you believe that derivative accounting was not applicable, tell us how you assessed whether there was a beneficial conversion feature associated with those issuances and how you applied the related guidance from FASB ASC 470-20 in reaching your accounting determination. Please be specific in describing how you applied the literature.

United States Securities and Exchange Commission
October 28, 2011

Response:	The following table provides information requested by the Commission on the issuance of Preferred A shares by the Company, aggregated by quarter.

Issue	Total PA Shares	Total Amount	Common Share	Conversion
Date (by Qtr)	Sold	Received ($)	Market Price	Price

Q 1 2010	8,000	40,000	0.15	0.04

Q2 2010	73,700	368,500	0.13	0.04

Q3 2010	17,300	103,000	0.10	0.04

Q4 2010	42,000	210,000	0.13	0.04

Q1 2011	52,547	262,735	0.15	0.04

We have reconsidered the guidance from FASB Codification Topic 815 and determined that separation of the conversion option from the host contract (the preferred stock) is required.  Specifically, the preferred stock met all of the criteria set forth in ASC 81-1-25-1 as follows:

•
The economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, primarily because it is not considered indexed to the Company’s stock.  This conclusion is primarily based on the fact that the number of shares issuable upon conversion is indexed to the number of shares outstanding at the time of conversion.

•	The instrument is not required to be carried at fair value by other applicable GAAP.

•
The conversion option would not be considered an equity instrument on a stand lone basis because ASC 815-40-25-10c and ASC 815-40-25-27 preclude equity classification because there is not a cap on the number of shares issuable upon conversion and such number is unknown.

Based on the above analysis, we have restated our financial statements to reflect the accounting for the conversion option embedded in the preferred stock as a separate derivative liability with the initial amount and subsequent changes in fair value reflected in our statements of operations.

United States Securities and Exchange Commission
October 28, 2011

Note 10. Common Stock Options and Warrants, page F-29

A. Common Stock Options, page F-29

COMMENT 30.	While we see your response to prior comment 55, please tell us how the notes to the audited financial statements provide the full information content required by FASB ASC 718-10-50-2

Response:
In response to this comment, we have provided additional disclosure in the footnotes to the financial statements for the periods ended June 30, 2011 and December 31, 2010, to include a table listing the vested stock options at the end of each annual period. The Company will continue to make this disclosure in future filings.

B. Common Stock Warrants, page F-30

COMMENT 31.
While we acknowledge your response to prior comment 56, the response does not explain how you applied the guidance from FASB Topic 505-50 in determining the appropriate accounting for the warrant arrangement with the Phoenix Power Group. Please provide a written response to explain how you applied the specific guidance from the cited FASB Topic in determining the accounting for the warrant arrangement.  Your response should clearly demonstrate that your accounting complies with GAAP.

Response:
Notwithstanding our conclusion below that the warrants should be accounted for as derivative liabilities, we have considered the guidance in ASC Subtopic 605-50 Revenue Recognition – Customer Payments and Incentives which states that the issuance of equity instruments as inducement to customers should be accounted for in accordance with FASB Topic 505-50.  ASC 505-50-30-16 states that if an entity grants fully vested non-forfeitable equity instruments that are exercisable by the grantee only after a specified period of time, the grantor shall measure the fair value of the instrument at the date of grant and recognize the measured cost in the same periods and in the same manner as if the grantor had paid cash. We originally concluded that the contingent exercise provision was analogous to a vesting requirement. After closer consideration, we have concluded that the instruments are fully vested on the date of issuance, should be accounted for in accordance with ASC 505—50-30-16, and recognized on the date of issuance.  We have restated our financial statements to record the derivative liability (see below) at fair value as of the date of issuance with an offsetting charge to our statement of operations. We have also reflected subsequent changes to the fair value of the warrants as adjustments to the derivative liability offset in our statement of operations. We also relied on ASC 605-50-45 that states that if consideration other than cash, including equity, is given to a customer then the fair value of the consideration shall be recognized as expense rather than a reduction of revenue.

United States Securities and Exchange Commission
October 28, 2011

COMMENT 32.
As a related matter, please tell us the specific GAAP you are relying on in determining the appropriate method and period for recognition of the fair value of the Phoenix warrants in earnings. Please be specific in referencing the accounting literature applied in reaching your determination. To assist us in understanding the transaction, please also explain to us the business purpose of granting the warrant to the licensee.

Response:
Please see our response to Comment # 31 above regarding the appropriate method and period for recognition of the fair value of the Phoenix warrants in earnings.  The Company had valid business reasons to grant a warrant to Phoenix in connection with the license. In negotiations, the Company understood that in order for Phoenix to invest $400,000 in the development of the Company’s technology, which in 2009 was at a much earlier and riskier stage, it required an additional inducement. In this case, the Company believed a warrant to purchase common stock would provide that additional incentive, while also aligning the long term interests of Phoenix with the Cyclone shareholders. See response to comments 31 above and 33 below regarding the accounting treatment of the warrants.

COMMENT 33.	Further, in light of the variable share provision of the Phoenix warrant, please tell us how you considered whether the warrant is subject to derivative accounting under FASB Codification Topic 815.

Response:	We have performed a closer analysis of FASB Codification Topic 815 and concluded that the warrants are subject to derivative accounting based on the following.

•
The warrants are not considered indexed to the Company’s own common stock because the exercise provision is contingent on the shipment of motors by the Company, for which there is significant incentive to perform, and the settlement provision requires the delivery of a number of shares upon exercise that is contingent on the number of shares outstanding on a fully diluted basis on the date of exercise.

•	Because the number of shares required to be delivered upon exercise is neither determinable or capped, ASC 815-40-25-10c and ASC 815-40-25-27 preclude equity classification.

Based on the above analysis, we have restated our financial statements to reflect the warrants as a derivative liability equal to their fair value on the date of issuance with subsequent changes in fair value reflected in the Company’s statements of operations.

United States Securities and Exchange Commission
October 28, 2011

COMMENT 34.	We refer to your response to prior comment 46. Please tell us why you should not correct the apparent error in the disclosure of the fair value of the Phoenix warrants.

Response:	The error has been corrected.

COMMENT 35.
We refer to your response to prior comment 57. Tell us how the notes to financial statements explain the discrepancy between the closing balance of warrants as of December 31, 2010 on page F-30 and the opening balance as of that date on page F-14.

Response:	The Company has corrected the discrepancy in the application reporting periods.

COMMENT 36.	We refer to your response to prior comment 58. If the table of outstanding warrants is limited to those warrants that are vested, please clarify that fact in your disclosure.

Response:	Disclosure has been added to define the warrants table as “vested” warrants.

Exhibits

COMMENT 37.
Please tell us why you have not filed as an exhibit your agreement with Renovalia Energy regarding the "specifications of which has previously been agreed to by the Parties in writing" referenced in section 4.1(a) of Exhibit 10.10.

Response:	The specifications addendum to the Renovalia license agreement has been added as part of Exhibit 10.10.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours, /s/ Joel D. Mayersohn Joel D. Mayersohn

JDM/dcb
cc:           Christopher Nelson